Mitchell S. Nussbaum of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.407.4990 mnussbaum@loeb.com

VIA FACSIMILE

June 16, 2009

John Reynolds Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	Pantheon Arizona Corp. Post-Effective Amendment No. 2 to Form S-4 File No. 333-155579 Filed June 16, 2009
Dear Mr. Reynolds:

On behalf of our client, Pantheon Arizona Corp., an Arizona corporation (the “Company”), we hereby provide responses to comments issued orally by the Staff of the Commission on June 16, 2009 regarding Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-4.

The Company’s responses to the Staff’s comments are as follows:

Timing Considerations – Late Delivery of Stock Certificates by Converting Holders

As discussed with the Staff, we hereby confirm the substance of the conversation with the Staff regarding Loeb & Loeb’s advice to clients that are Special Purpose Acquisition Companies (“SPACs”) and are require converting holders of IPO shares to tender their stock certificates prior to the special meeting held to approve the relevant business combination.  Our advice to such clients in these circumstances is that, in the event a particular holder properly votes against the business combination and would otherwise be entitled to conversion proceeds but for its failure to tender a stock certificate prior to the meeting, the SPAC should set aside trust account assets sufficient to satisfy all such properly voted shares in the event the certificates are properly tendered by the correct holder within about two-three weeks of the special meeting.  Given the time constraints faced by the Company in holding its special meeting, we again confirm that our advice to the Company is the same as discussed above, and accordingly are adding the following statement to the Proxy Statement/Prospectus contained in the Registration Statement:

John Reynolds June 16, 2009 Page 2

“While Pantheon has implemented these procedures to address the abuses identified above, it recognizes that some stockholders, due to timing considerations or other factors beyond their control, may be unable to tender their shares prior to the special meeting.  In these circumstances, and assuming the other requirements of electing conversion are met (including that the shareholder hold such shares from the record date through tendering them for conversion), Pantheon will allow such conversion requests to be honored up to three weeks following the date of the special meeting in view of the short amount of time stockholders may be deemed to have had to consider the decision to elect conversion.”

Supplemental Disclosure of Alternative Arrangements to Modern Option Agreements

We understand that the Staff would like us to confirm in writing, on behalf of the Company, our agreement in discussions with the Staff with respect to certain disclosure issues that are likely to arise between the anticipated effective date of the Registration Statement and the date of the special meeting.  More specifically, as currently contemplated by the disclosure in the Registration Statement, Pantheon, the Company and CCBS are investigating the possibility of replacing the obligations of Modern Develop Limited under Put and Call Agreements entered into in December 2008 with Victory Park and YA Global (the “Stockholders”) with corresponding obligations of Pantheon.  Depending on how the discussions progress, the Pantheon may enter into transactions to purchase shares of common stock of Pantheon from stockholders who have indicated their intention to vote against the Acquisition and seek conversion of their shares (any such transaction, an “Alternative Arrangement”).

In this regard, the Company intends to file a supplement to the Proxy Statement/Prospectus contained in the Registration Statement under Rule 424(b)(3) of the Securities Act of 1933, as amended (and therefore Pantheon will be deemed to have satisfied its obligation to file revised definitive materials under the Securities Exchange Act of 1934, as amended, pursuant to Rule 14a-6(j) promulgated thereunder) containing disclosure regarding the Alternative Arrangement actually entered into.  In so doing, the Company expects to examine the facts and circumstances presented by any particular Alternative Arrangement and the disclosure contained in the total mix of information available to a stockholder at the time it is making a voting decision to determine if such supplement should be delivered to stockholders by mail, overnight messenger or electronic means.  At the Staff’s request, we hereby undertake, on behalf of the Company, to promptly provide the form of any such supplement to the Staff prior to the filing thereof and to discuss with the Staff the considerations identified above.

Furthermore, in order to provide as much time to review the facts involved as possible, the Company will provide the Staff a draft Supplement as soon as an agreement in principle is reached between the Investors and Pantheon and then arrange for such Supplement to be filed as described above and delivered to the stockholders of record and the non-objecting beneficial owners as soon as possible.

* * * * * * * * * * * * * * * *

John Reynolds June 16, 2009 Page 3

Your prompt attention to this matters discussed herein would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

/s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum
Loeb & Loeb LLP

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In connection with tendering your shares for conversion into cash, you must elect either to physically tender your stock certificates to Pantheon's transfer agent prior to the special meeting or to deliver your shares to the transfer agent electronically using The Depository Trust Company's DWAC (Deposit/Withdrawal At Custodian) System, which election would likely be determined based on the manner in which you hold your shares. Traditionally, in order to perfect conversion rights in connection with a blank check company's business combination, a holder could vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to exercise such holder's conversion rights. After the business combination was approved, the company would contact such stockholder to arrange for it to deliver its certificate to verify ownership. As a result, the stockholder then had an "option window" after the consummation of the business combination during which it could monitor the price of the stock in the market. If the price rose above the conversion price, it could sell its shares in the open market before actually delivering its shares to the company for cancellation in consideration for the conversion price. Thus, the conversion right, to which stockholders were aware they needed to commit before the stockholder meeting, would become a "put" right surviving past the consummation of the business combination until the converting holder delivered its certificate. The requirement for physical or electronic delivery prior to the special meeting ensures that a converting holder's election to convert is irrevocable once the business combination is approved. In furtherance of such irrevocable election, stockholders electing to convert will not be able to tender their shares at the special meeting.

Through the DWAC system, this electronic delivery process can be accomplished by the stockholder, whether or not it is a record holder or its shares are held in "street name," by contacting the transfer agent or its broker and requesting delivery of its shares through the DWAC system. Pantheon believes that approximately 80% of its shares are currently held in "street name." Delivering shares physically may take significantly longer time. In order to obtain a physical stock certificate, a stockholder's broker and/or clearing broker, DTC, and Pantheon's transfer agent will need to act together to facilitate this request. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $35 and the broker would determine whether or not to pass this cost on to the converting holder. It is Pantheon's understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. Pantheon does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical stock certificate. Such stockholders will have less time to make their investment decision than those stockholders that do not elect to exercise their conversion rights. Stockholders who request physical stock certificates and wish to convert may be unable to meet the deadline for tendering their shares before exercising their conversion rights and thus will be unable to convert their shares.

Certificates that have not been tendered in accordance with these procedures by the day prior to the special meeting will not be converted to cash. In the event that a stockholder tenders its shares and decides prior to the special meeting that it does not want to convert its shares, the stockholder may withdraw the tender. In the event that a stockholder tenders shares and the business combination is not completed, these shares will not be converted to cash and the physical certificates representing these shares will be returned to the stockholder promptly following the determination that the business combination will not be consummated. Pantheon anticipates that a stockholder who tenders shares for conversion in connection with the vote to approve the business combination would receive payment of the conversion price for such shares soon after the completion of the business combination. Pantheon will hold the certificates of stockholders that elect to convert their shares into a pro rata portion of the funds available in the Trust Account until such shares are converted to cash or returned to such stockholders.

If properly demanded, Pantheon will convert each share of common stock into a *pro rata* portion of the funds available in the Trust Account, calculated as of two business days prior to the anticipated consummation of the business combination. As of May 28, 2009, this would amount to approximately $5.99 per share. If you exercise your conversion rights, you will be exchanging your shares of Pantheon common stock for cash and will no longer own the shares. You will be entitled to receive cash for these shares only if you affirmatively vote against the business combination, properly demand conversion, and tender your stock certificate to Pantheon's transfer agent prior to your vote. If the business combination is not completed, these shares will not be converted into cash. However, if Pantheon is unable to complete the business combination by September 30,

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based on the advice of JunZeJun Law Offices, its PRC counsel, that although the CSRC generally has jurisdiction over overseas listing of SPVs, it is not necessary to obtain CSRC approval for this transaction because CCBS is not controlled by Chinese legal or natural persons and therefore does not constitute an SPV under the regulation. Since the regulation was promulgated, the PRC government has not issued the implementing rules, and there may be some uncertainties as to how this regulation will be interpreted or implemented. If the CSRC or another PRC regulatory agency subsequently determines that the CSRC approval is required for this transaction, CCBS may face sanctions by the CSRC or other PRC regulatory agencies. If this happens, these regulatory agencies may impose fines and penalties on CCBS's operations in the PRC, limit its operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this transaction into the PRC, restrict or prohibit payment or remittance of dividends by its PRC subsidiaries, or take other actions that could have a material adverse effect on its business, financial condition, results of operations, reputation and prospects, as well as the trading price of its ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring or advising CCBS to halt this transaction.

The regulation also established additional procedures and requirements that could make merger and acquisition activities by foreign investors in China more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, CCBS may grow its business in part by acquiring additional cord blood banks in China. Compliance with the requirements of the regulation to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit CCBS's ability to complete such transactions, which could affect its ability to expand business.

Risk Factors Relating to Pantheon

We will be forced to liquidate if we cannot consummate a business combination. In the event of a liquidation, our public stockholders will receive less than $6.00 per share and our warrants will expire worthless.

If we are unable to complete a business combination by September 30, 2009 (or if the CCBS business combination is abandoned prior to such date) and are forced to liquidate our assets, the per-share liquidation distribution will be less than $6.00 because of the expenses of the IPO, our general and administrative expenses and the costs of seeking potential business combination candidates. Furthermore, there will be no distribution with respect to our outstanding warrants which will expire worthless if we liquidate as a result of our failure to complete a business combination.

You must tender your Pantheon shares in order to validly seek conversion at the special meeting.

In connection with tendering your shares for conversion, you must elect either to physically tender your stock certificates to Pantheon's transfer agent ~~prior to the special meeting~~ or to deliver your shares to the transfer agent electronically using The Depository Trust Company's DWAC (Deposit/Withdrawal At Custodian) System, which election would likely be determined based on the manner in which you hold your shares. The requirement for physical or electronic delivery ~~prior to the special meeting~~ ensures that a converting holder's election to convert is irrevocable once the Business Combination is approved. ~~In furtherance of such irrevocable election, stockholders electing to convert will not be able to tender their shares at the special meeting.~~ Any failure to observe these procedures will result in your loss of conversion rights in connection with the vote on the business combination.

Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them.

Our amended and restated certificate of incorporation provides that we will continue in existence only until September 30, 2009. If we have not completed a business combination by such date and amended this provision in connection thereto, pursuant to the Delaware General Corporation Law, our corporate existence will cease except for the purposes of winding up our affairs and liquidating. Under Sections 280 through 282 of the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. If the corporation complies with certain procedures set forth in Section 280 of the Delaware General Corporation Law intended to ensure that

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929,613 shares (or approximately 16.2% of the shares issued in the initial public offering) in connection with the Extension Amendment has not changed the percentage of shares that can convert in connection with the business combination. Abstentions and broker non-votes will have the same effect as a vote against the approval of the business combination, except that you will not be able to convert your shares into a *pro rata* portion of the Trust Account.

Voting Your Shares

Each share of Pantheon common stock that you own in your name entitles you to one vote for each proposal on which such shares are entitled to vote at the special meeting. Your proxy card shows the number of shares of our common stock that you own.

There are two ways to ensure that your shares of Pantheon common stock are voted at the special meeting:

- You can cause your shares to be voted by signing and returning the enclosed proxy card. If you submit your proxy card, your "proxy," whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by our board, "FOR" the adoption of the Acquisition Agreement and the Adjournment Proposal. Votes received after a matter has been voted upon at the special meeting will not be counted.
- You can attend the special meeting and vote in person. We will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF THE ACQUISITION AGREEMENT (AS WELL AS THE OTHER PROPOSALS) AND YOU WILL NOT BE ELIGIBLE TO HAVE YOUR SHARES CONVERTED INTO A PRO RATA PORTION OF THE TRUST ACCOUNT IN WHICH A SUBSTANTIAL PORTION OF THE NET PROCEEDS OF PANTHEON'S INITIAL PUBLIC OFFERING ARE HELD. YOU MUST AFFIRMATIVELY VOTE AGAINST THE BUSINESS COMBINATION AND DEMAND THAT PANTHEON CONVERT YOUR SHARES INTO CASH NO LATER THAN THE CLOSE OF THE VOTE ON THE BUSINESS COMBINATION TO EXERCISE YOUR CONVERSION RIGHTS. IN ORDER TO CONVERT YOUR SHARES, YOU MUST CONTINUE TO HOLD YOUR SHARES THROUGH THE CLOSING DATE OF THE ACQUISITION AND TENDER YOUR PHYSICAL STOCK CERTIFICATE TO OUR STOCK TRANSFER AGENT ~~PRIOR TO THE VOTE ON THE ACQUISITION~~. IF THE ACQUISITION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE CONVERTED INTO CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO ELECTRONICALLY TRANSFER YOUR SHARES TO THE DTC ACCOUNT OF CONTINENTAL STOCK TRANSFER & TRUST COMPANY, OUR TRANSFER AGENT, PRIOR TO THE VOTE ON THE ACQUISITION.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

- you may send another proxy card with a later date;
- you may notify our corporate secretary in writing before the special meeting that you have revoked your proxy; or
- you may attend the special meeting, revoke your proxy, and vote in person, as indicated above.

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significantly longer. In order to obtain a physical stock certificate, a stockholder's broker and/or clearing broker, DTC, and Pantheon's transfer agent will need to act together to facilitate this request. There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $35 and the broker would determine whether or not to pass this cost on to the converting holder. It is Pantheon's understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. Pantheon does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical stock certificate. Such stockholders will have less time to make their investment decision than those stockholders that do not elect to exercise their conversion rights. Stockholders who request physical stock certificates and wish to convert may be unable to meet the deadline for tendering their shares before exercising their conversion rights and thus will be unable to convert their shares.

Certificates that have not been tendered in accordance with these procedures by the day prior to the special meeting will not be converted to cash. In the event that a stockholder tenders its shares and decides prior to the special meeting that it does not want to convert its shares, the stockholder may withdraw the tender. In the event that a stockholder tenders shares and the business combination is not completed, these shares will not be converted to cash and the physical certificates representing these shares will be returned to the stockholder promptly following the determination that the business combination will not be consummated. Pantheon anticipates that a stockholder who tenders shares for conversion in connection with the vote to approve the business combination would receive payment of the conversion price for such shares soon after the completion of the business combination. Pantheon will hold the certificates of stockholders that elect to convert their shares into a pro rata portion of the funds available in the Trust Account until such shares are converted to cash or returned to such stockholders.

If properly demanded, Pantheon will convert each share of common stock into a *pro rata* portion of the funds available in the Trust Account, calculated as of two business days prior to the anticipated consummation of the business combination. As of May 28, 2009, this would amount to approximately $5.99 per share. If you exercise your conversion rights, you will be exchanging your shares of Pantheon common stock for cash and will no longer own the shares. You will be entitled to receive cash for these shares only if you affirmatively vote against the business combination, properly demand conversion, and tender your stock certificate to Pantheon 's transfer agent prior to your vote. If the business combination is not completed, these shares will not be converted into cash. However, if Pantheon is unable to complete the business combination by September 30, 2009 (or if the CCBS business combination is abandoned prior to such date), it will be forced to liquidate and all holders of shares will receive a *pro rata* portion of the funds available in the Trust Account at the time of the liquidation.

The business combination will not be consummated if the holders of 20% or more of the common stock (1,150,000 shares or more) exercise their conversion rights. The conversion of 929,613 shares (or approximately 16.2% of the shares issued in the initial public offering) in connection with the Extension Amendment has not changed the percentage of shares that can convert in connection with the business combination.

Appraisal and Dissenter Rights

Under applicable Delaware and Arizona corporate law, you do not have appraisal rights or dissenter rights with respect to your shares.

Proxies and Proxy Solicitation Costs

We are soliciting proxies on behalf of our board of directors. This solicitation is being made by mail but also may be made by telephone or in person. We and our directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement and proxy card. Advantage Proxy, a proxy solicitation firm that we have engaged to assist us in soliciting proxies, will be paid its customary fee of approximately $15,000 and out-of-pocket expenses. Such fee will be paid with non-Trust Account funds.

We will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. We will reimburse them for their reasonable expenses.

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